FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the appointment of Dr. Peng Fang to the Board of Directors of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on April 23, 2010.

JA Solar Announces the Appointment of Dr. Peng Fang to its Board of Directors

SHANGHAI- April 23, 2010 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a manufacturer of high-performance solar products, announced today that Dr. Peng Fang, CEO of JA Solar, has been appointed to the company’s Board of Directors, effective immediately.

“Dr. Fang’s tremendous leadership and experience in large-scale technology manufacturing companies and his international perspective has already proven to be an asset to our company and we are pleased to welcome him to our Board,” said Baofang Jin, chairman of the board of JA Solar.

“I am honored to join our distinguished Board of Directors,” said Dr. Peng Fang, CEO of JA Solar. “This is an exciting time in the company’s history, and I look forward to help plan our future growth and success,” he said.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is one of the world’s largest suppliers of high-performance solar cells and solar products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity.  The company’s products are utilized for residential, commercial, and utility-scale renewable energy generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications Inc.
650.470.0200
Alexis@stapleton.com
Deb@stapleton.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: April 26, 2010